Exhibit 20
                                                                      ----------

                                                                NEWS RELEASE
    [COMPANY LOGO]                                              NEWS RELEASE
-------------------------------------------------------------   NEWS RELEASE
Fortune Brands, Inc., 300 Tower Parkway, Lincolnshire, IL  60069

Contact:
Media Relations:                    Investor Relations:
Clarkson Hine                       Anthony J. Diaz
(847) 484-4415                      (847) 484-4410


                         FORTUNE BRANDS DELIVERS RECORD
                      FOURTH QUARTER AND FULL YEAR RESULTS
       Diluted EPS Up 22% for Quarter and Up 19% for 1999, Before Charges;
             Company Expects Solid Double-Digit EPS Growth for 2000

Lincolnshire, IL, January 20, 2000 - Fortune Brands, Inc. (NYSE: FO), the consumer products company, today reported record fourth quarter and full-year 1999 results, fueled by record full-year performance from the home, golf, and spirits and wine businesses. For the quarter, diluted EPS before net charges increased 22% to 67 cents, up from 55 cents a year ago. For the full year 1999, diluted EPS before net charges surged 19% to $1.99.

"We targeted full-year double-digit earnings growth throughout 1999 and we're delivering," said Chairman and Chief Executive Officer Norm Wesley. "We're continuing to build on our brand leadership to drive strong results. The excellent quarter and year demonstrate the success of our strategic commitment to growth, innovation, relentless business improvements and increased returns. We're enhancing that success with additional aggressive shareholder value initiatives that have reduced shares outstanding and increased the dividend.

"Looking ahead, we expect to extend Fortune Brands' track record of solid double-digit earnings growth with another excellent year in 2000," Wesley added.

Fourth quarter financial highlights include:

o Record sales +4% to $1.47 billion (+7% adjusting for sales through the new Maxxium international spirits and wine joint venture, which are now net of distribution expense and excise tax)
o    Record operating company contribution +3% to $245 million
o Income from operations before net charges +17% to $112 million (+9% excluding the benefit of lower goodwill amortization)
o Diluted EPS before net charges +22% to 67 cents (+13% excluding a 5 cent per share benefit from lower goodwill amortization)
o Diluted cash earnings, before net charges, were even higher at 78 cents per share (excluding intangible amortization)


                                     (more)
                             www.fortunebrands.com

Fortune Brands Delivers Record Fourth Quarter and Full Year Results
Page 2


Full year 1999 financial highlights include:

o Record sales +5% to $5.52 billion (+7% adjusting for sales through the new Maxxium international spirits and wine joint venture, which are now net of distribution expense and excise tax)
o    Record operating company contribution +4% to $829 million
o Income from operations before net charges +16% to $340 million (+7% excluding the benefit of lower goodwill amortization)
o Diluted EPS before net charges +19% to $1.99 (+11% excluding a 14 cent per share benefit from lower goodwill amortization)
o Diluted cash earnings, before net charges, were even higher at $2.46 per share (excluding intangible amortization)
o 1999 share repurchases totaled 11 million, more than 6% of shares outstanding
o    Dividend increased another 5% in 1999 to indicated annual rate of 92 cents

In the fourth quarter, the company recorded net pre-tax charges of $18.1 million. Restructuring and nonrecurring pre-tax charges of $49.7 million related primarily to a reorganization in the spirits and wine business resulting from the previously-announced Maxxium international distribution joint venture, as well as the relocation and downsizing of the corporate office, product line discontinuances, and manufacturing relocation in office products. The company also reported a $31.6 million pre-tax gain from the sale of a financing vehicle. Including the net charges, reported net earnings were $101.2 million, or 61 cents per share.

Operational highlights include:

o Strong demand by leading retail customers, successful new products, productivity improvements and improved asset management contributed to the excellent results for home products. With double-digit increases in sales, Moen faucets and MasterBrand cabinets generated their best ever quarterly and full-year results. Ongoing supply chain restructuring at Master Lock and robust holiday demand for Waterloo tool storage products helped drive improved performance for the quarter and full-year.

o The spirits & wine business achieved another year of record contribution. Strong demand for Jim Beam bourbon, a strategic mix shift towards premium brands, and double-digit increases in shipments for Knob Creek bourbon, the DeKuyper Pucker line of cordials and Geyser Peak wines boosted results. Adjusting for the impact of sales through the new Maxxium international joint venture, which are net of distribution expense and excise taxes, total spirits and wine sales increased 5% for the quarter and 5% for the year.

o The golf business achieved another year of record contribution with double-digit fourth quarter sales gains for Titleist golf balls and clubs and FootJoy golf shoes and gloves. Excellent response to innovative new products - including the Titleist DCI 990 irons and FootJoy Dry I.C.E. golf shoes -- contributed to the results. In the quarter, Titleist and Cobra completed the cost-saving consolidation of golf club facilities from six to three, capitalizing on synergies in manufacturing, distribution and other operations.

                                     (more)

Fortune Brands Delivers Record Fourth Quarter and Full Year Results
Page 3


o Despite solid growth for the Kensington computer accessories brand, industry-wide competitive pricing pressures, lower Day-Timer sales and continued softness in the U.K. market adversely affected fourth quarter results. The company continues to believe that its office products business will return to solid contribution growth in 2000, and the company continues to position the business for long-term growth through the transition to low-cost manufacturing and emphasis on faster growing and higher return product categories.

                                      * * *

Fortune Brands, Inc. is a consumer products company with annual sales exceeding $5.5 billion. Its operating companies have premier brands and leading market positions in home products, office products, golf equipment and spirits and wine. Home brands include Moen faucets, Master locks and Aristokraft and Schrock cabinets sold by units of MasterBrand Industries. Office brands include Day-Timer, Swingline and Wilson Jones sold by units of ACCO World Corporation. Acushnet Company's golf brands include Titleist, Cobra and FootJoy. Major spirits and wine brands sold by units of Jim Beam Brands Worldwide, Inc. include Jim Beam and Knob Creek bourbons, DeKuyper cordials, Whyte & Mackay Scotch and Geyser Peak and Canyon Road wines. Fortune Brands, headquartered in Lincolnshire, Illinois, is traded on the New York Stock Exchange under the ticker symbol FO.

                                      * * *

This press release contains statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Readers are cautioned that these forward-looking statements speak only as of the date hereof. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign exchange rate fluctuations, competitive product and pricing pressures, trade consolidations, the impact of excise tax increases with respect to distilled spirits, regulatory developments, the uncertainties of litigation, changes in golf equipment regulatory standards, the impact of weather, particularly on the home products and golf brand groups, expenses and disruptions related to shifts in manufacturing to different locations and sources, delays in the integration of acquisitions and joint ventures, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.

                                      # # #

                              FORTUNE BRANDS, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                     (In millions, except per share amounts)
                                   (Unaudited)

                                                                          Three Months Ended December 31,
                                                                      1999               1998              % Change
Net Sales                                                             $1,472.4           $1,410.9            4.4

    Cost of goods sold                                                   736.1              700.2            5.1

    Excise taxes on spirits and wine                                     104.5              136.7         (23.6)

    Advertising, selling, general
      and administrative expenses                                        397.2              353.9           12.2

    Amortization of intangibles                                           19.8               27.7         (28.5)

    Write-down of goodwill                                                   -                  -              -

    Restructuring and other
         nonrecurring charges                                             49.7                  -              -

    Interest expense                                                      29.4               26.1           12.6

    Other (income) expense, net                                          (29.8)               1.3              -

Income (Loss) Before Taxes                                               165.5              165.0            0.3

    Income taxes                                                          64.3               69.1          (6.9)

Income (Loss) Before
      Extraordinary Items                                                101.2               95.9            5.5

Extraordinary  items *                                                       -                  -              -

Net Income (Loss)                                                     $  101.2              $95.9            5.5


Earnings Per Common Share

 Basic

  Income from operations                                                 $0.68              $0.56           21.4

  Gain on sale of financing
      subsidiary                                                          0.13                  -              -

  Write-down of goodwill                                                     -                  -              -

  Restructuring and other
      nonrecurring charges                                               (0.19)                 -              -

  Income (loss) before
      extraordinary items                                                 0.62               0.56           10.7

  Extraordinary items *                                                      -                  -              -

        Net income (loss)                                                $0.62              $0.56           10.7

 Diluted

  Income from operations                                                 $0.67              $0.55           21.8

  Gain on sale of financing
      subsidiary                                                          0.13                  -              -

  Write-down of goodwill                                                     -                  -              -

  Restructuring and other
      nonrecurring charges                                               (0.19)                 -              -

  Income (loss) before
      extraordinary items                                                 0.61               0.55           10.9

  Extraordinary items *                                                      -                  -              -

        Net income (loss)                                                $0.61              $0.55           10.9


Avg. Common Shares Outstanding
    Basic                                                                163.8              171.1          (4.3)
    Diluted                                                              166.7              174.6          (4.5)

* Extraordinary items amounts represent charges for the early extinguishment of debt.

                              FORTUNE BRANDS, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                     (In millions, except per share amounts)
                                   (Unaudited)

                                                                         Twelve Months Ended December 31,
                                                                      1999               1998              % Change
Net Sales                                                             $5,524.7           $5,240.9            5.4

    Cost of goods sold                                                 2,842.1            2,667.9            6.5

    Excise taxes on spirits and wine                                     401.8              443.7          (9.4)

    Advertising, selling, general
      and administrative expenses                                      1,514.4            1,401.5            8.1

    Amortization of intangibles                                           85.5              108.2         (21.0)

    Write-down of goodwill                                             1,126.0                  -              -

    Restructuring and other
         nonrecurring charges                                            196.0                  -              -

    Interest expense                                                     106.8              102.7            4.0

    Other (income) expense, net                                          (27.2)               5.0              -

Income (Loss) Before Taxes                                              (720.7)             511.9              -

    Income taxes                                                         169.9              218.3         (22.2)

Income (Loss) Before
      Extraordinary Items                                               (890.6)             293.6              -

Extraordinary  items *                                                       -              (30.5)              -

Net Income (Loss)                                                     $ (890.6)            $263.1              -

Earnings Per Common Share

 Basic

  Income from operations                                                 $2.03              $1.70           19.4

  Gain on sale of financing
      subsidiary                                                          0.13                  -              -

  Write-down of goodwill                                                 (6.76)                 -              -

  Restructuring and other
      nonrecurring charges                                               (0.75)                 -              -

  Income (loss) before
      extraordinary items                                                (5.35)              1.70              -

  Extraordinary items *                                                      -              (0.18)              -

        Net income (loss)                                               ($5.35)             $1.52              -

 Diluted

  Income from operations                                                 $2.03              $1.67           21.6

  Gain on sale of financing
      subsidiary                                                          0.13                  -              -

  Write-down of goodwill                                                 (6.76)                 -              -

  Restructuring and other
      nonrecurring charges                                               (0.75)                 -              -

  Income (loss) before
      extraordinary items                                                (5.35)              1.67              -

  Extraordinary items *                                                      -              (0.18)              -

        Net income (loss)                                               ($5.35)             $1.49              -

Avg. Common Shares Outstanding
    Basic                                                                166.6              172.2          (3.3)
    Diluted                                                              166.6              176.2          (5.4)

Actual Common Shares Outstanding
    Basic                                                                163.2              170.9          (4.5)
    Diluted                                                              166.1              173.9          (4.5)

* Extraordinary items amounts represent charges for the early extinguishment of debt.

                              FORTUNE BRANDS, INC.
                     (In millions, except per share amounts)
                                   (Unaudited)


                                                                 Three Months Ended
                                                                    December 31,
                                                   1999              1998           % Change
SEGMENT DATA

NET SALES

Home Products                                  $  542.7          $  481.1             12.8
Office Products                                   404.0             401.2              0.7
Golf Products                                     163.7             142.8             14.6
Spirits and Wine**                                362.0             385.8             (6.2)
    Total**                                    $1,472.4          $1,410.9              4.4


OPERATING COMPANY CONTRIBUTION*

Home Products                                    $ 89.3            $ 80.3             11.2
Office Products                                    41.5              55.0            (24.5)
Golf Products                                       7.5               5.3             41.5
Spirits and Wine                                  106.9              96.9             10.3
    Total                                        $245.2            $237.5              3.2


                                                                 Twelve Months Ended
                                                                    December 31,
                                                   1999              1998           % Change
SEGMENT DATA

NET SALES

Home Products                                 $ 1,922.6         $ 1,624.4             18.4
Office Products                                 1,367.2           1,387.7             (1.5)
Golf Products                                     965.3             962.9              0.2
Spirits and Wine**                              1,269.6           1,265.9              0.3
    Total**                                   $ 5,524.7         $ 5,240.9              5.4


OPERATING COMPANY CONTRIBUTION*

Home Products                                    $300.2            $252.5             18.9
Office Products                                    88.5             134.0            (34.0)
Golf Products                                     147.0             142.9              2.9
Spirits and Wine                                  293.6             268.9              9.2
    Total                                        $829.3            $798.3              3.9

* Operating company contribution (OCC) is net sales less all costs and expenses other than restructuring and other nonrecurring charges, write-down of goodwill, amortization of intangibles, corporate administrative expense, interest expense, other (income) expense, net and income taxes.

** With the transfer of certain distribution to the new Maxxium joint venture, product is now sold to the venture net of distribution costs and excise taxes. On a comparable basis to prior periods, net sales would be $42.6 million higher in the fourth quarter and $59.9 million higher for the twelve months. The adjusted sales percentage improvement for Spirits and Wine would be an increase to 4.9% in the fourth quarter and 5.0% for the twelve months. For the consolidated Company, comparable fourth quarter net sales would have increased to 7.4% and 6.6% for the twelve months.

INCOME FROM OPERATIONS BEFORE NET CHARGES

The following sets forth income from operations before net charges, which represents income (loss) before extraordinary items, adjusted to exclude the $1,126.0 million goodwill write-down taken in April 1999, the $49.7 million ($32.3 million after tax) and $196.0 million ($125.6 million after tax) restructuring and other nonrecurring charges taken in the three-month and twelve-month periods ended December 31, 1999, respectively, and the $31.6 million gain on the sale of a financing subsidiary in the fourth quarter ($21.2 million after tax).

As a result of the charges, the Company reported a net loss for the twelve-month period ended December 31, 1999. Because of this, the calculation of reported earnings per share on a diluted basis excludes the impact of the convertible preferred stock and stock options. For comparative purposes, however, the impact of convertible preferred stock and stock options should be considered.
The below chart shows the result of including the dilutive instruments.


                                                                 Three Months Ended
                                                                    December 31,
                                                   1999              1998           % Change
Income from Operations
 Before Net Charges                              $112.2             $95.9             17.0
Earnings Per
 Common Share
    Basic                                          $0.68             $0.56            21.4
    Diluted                                         0.67              0.55            21.8

                                                                 Twelve Months Ended
                                                                    December 31,
                                                   1999              1998           % Change
Income from Operations
 Before Net Charges                              $339.7            $293.6             15.7
Earnings Per
 Common Share
    Basic                                          $2.03             $1.70            19.4
    Diluted                                         1.99              1.67            19.2


CHANGE IN ACCOUNTING FOR GOODWILL AND
UNIDENTIFIABLE INTANGIBLES


Effective April 1, 1999, the Company elected to change its method for assessing recoverability and impairment of goodwill and unidentifiable intangibles from one based on undiscounted cash flows to one based on discounted cash flows.

As a result of this change, the Company recorded a non-cash write-down of goodwill and unidentifiable intangibles of $1,126.0 million ($6.76 per share basic and diluted for the twelve-month period ended December 31, 1999). The estimated annualized effect, as a result of this change, will be a $32.0 million reduction of goodwill amortization, or $0.20 and $0.19 per share basic and diluted, respectively.

The write-down represents the amounts required to write-down the carrying values of the goodwill and unidentifiable intangibles in certain of the Company's business segments as follows: Spirits and Wine - $502.7 million, Golf Products - $517.7 million and Office Products - $105.6 million.


RESTRUCTURING AND OTHER NONRECURRING CHARGES

In connection with the Company's previously announced restructuring program, during the three months and twelve months ended December 31, 1999, the Company recorded pre-tax restructuring and nonrecurring charges of $49.7 million and $196.0 million, respectively. The charges by segment, as shown below, principally relate to the downsizing and relocation of the Corporate office, product discontinuations and manufacturing consolidation in the golf segment, rationalization of operations in the home and spirits and wine segments and other workforce reduction initiatives across these segments.

                                                                 Three Months Ended
                                                                 December 31, 1999
                                                       (In millions, except per share amounts)

                                                                       Nonrecurring
                                                                     ----------------
                                                                    Cost of
                                                                    Sales             SG&A
                                    Restructuring                   Charges          Charges          Total
Home Products                            $ 0.4                      $ 2.2             $ 1.0           $ 3.6
Office Products                           10.9                        2.3               4.5            17.7
Golf Products                               -                         1.3                -              1.3
Spirits and Wine                          18.8                         -                 -             18.8
Corporate Office                            -                          -                8.3             8.3
    Total                                $30.1                       $5.8             $13.8            49.7

Income Tax Benefit                                                                                     17.4
Net Charge                                                                                            $32.3
Charge Per Common Share
    Basic                                                                                             $0.19
    Diluted                                                                                           $0.19



                                                                 Twelve Months Ended
                                                                 December 31, 1999
                                                       (In millions, except per share amounts)

                                                                       Nonrecurring
                                                                     ----------------
                                                                    Cost of
                                                                    Sales             SG&A
                                    Restructuring                   Charges          Charges          Total
Home Products                           $ 24.0                      $ 3.5             $ 1.7           $ 29.2
Office Products                           16.2                        2.3               5.1             23.6
Golf Products                             11.4                       25.2               5.5             42.1
Spirits and Wine                          18.8                         -                 -              18.8
Corporate Office                          66.4                         -               15.9             82.3
    Total                               $136.8                      $31.0             $28.2            196.0

Income Tax Benefit                                                                                      70.4
Net Charge                                                                                            $125.6
Charge Per Common Share
    Basic                                                                                              $0.75
    Diluted                                                                                            $0.75

                              FORTUNE BRANDS, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (In millions)

                                                                            December 31,             December 31,
                                                                                1999                     1998
                                                                            (Unaudited)
Assets

   Current assets
      Cash and cash equivalents                                                 $71.9                  $40.3
      Accounts receivable, net                                                  956.5                  919.9
      Inventories                                                             1,061.4                1,087.6
      Other current assets                                                      223.0                  217.5
                                                                              ---------              ---------
         Total current assets                                                 2,312.8                2,265.3

   Property, plant and equipment, net                                         1,176.5                1,119.9
   Intangibles resulting from
     business acquisitions, net                                               2,592.1                3,761.3
   Other assets                                                                 335.7                  213.2
                                                                              ---------              ---------
         Total assets                                                        $6,417.1               $7,359.7
                                                                              =========              =========
Liabilities and Stockholders' Equity

   Current liabilities
      Short-term debt                                                          $637.3                 $321.4
      Current portion of long-term debt                                           2.7                  183.3
      Other current liabilities                                               1,362.9                1,339.9
                                                                              ---------              ---------
         Total current liabilities                                            2,002.9                1,844.6

   Long-term debt                                                             1,204.8                  981.7
   Other long-term liabilities                                                  471.2                  435.9
                                                                              ---------              ---------
         Total liabilities                                                    3,678.9                3,262.2

   Stockholders' equity                                                       2,738.2                4,097.5
                                                                              ---------              ---------
         Total liabilities and
           stockholders' equity                                              $6,417.1               $7,359.7
                                                                              =========              =========